CUSIP No. 60785L207	Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Amendment No. 1
Under the Securities Exchange Act of 1934

Modular Medical, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

60785L207
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60785L207	Page 2 of 6

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Sio Capital Management, LLC 20-4586565
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With[1]		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	2,110,260[1]
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	2,110,260[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,110,260[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11.	Percent of Class Represented by Amount in Row (9)		9.99%[2]
12.	Type of Reporting Person		IA

_____________________

1 As of December 31, 2023, Sio Capital Management, LLC’s beneficial ownership consists of (i) 689,352 common shares, (ii) 1,348,314 Pre-funded Warrants, and (iii) 1,438,202 Warrants to purchase shares of common stock; however, due to the exercise limitations of the Warrants, the reporting person’s beneficial ownership has been limited to 2,110,260 shares in the aggregate.

2 Based on 21,123,726 shares of common stock outstanding as of November 3, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2023. Each of the Warrants includes a provision limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company.

CUSIP No. 60785L207	Page 3 of 6

Schedule 13G

Item 1(a).	Name of Issuer:

Modular Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16772 W. Bernardo Drive San Diego, CA 92127

Item 2(a).	Name of Persons Filing:

This Statement is filed on behalf of Sio Capital Management, LLC (the “Reporting Person” or “Sio”)

Sio is a registered investment adviser to certain affiliated funds that directly hold the shares of Common Stock to which this statement relates for the benefit of their respective investors, and in such capacity Sio has voting and dispositive power over such shares.

Item 2(b).	Address of Principal Business Office:

600 Third Avenue, 2nd Floor New York, New York 10016

Item 2(c).	Citizenship:

Sio is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001

Item 2(e).	CUSIP Number:

60785L207

CUSIP No. 60785L207	Page 4 of 6

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership.

(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference.[3]
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to herein were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 60785L207	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

SIO CAPITAL MANAGEMENT, LLC

By: /s/ Jin W. Lee

Name: Jin W. Lee
Title: Chief Compliance Officer